

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2010

James M. Sander, Esq.
General Counsel
Vitamin Shoppe, Inc.
2101 91st Street
North Bergen, New Jersey 07047

> **Re: Vitamin Shoppe, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 2, 2010**
> **File No. 333-170293**

Dear Mr. Sander:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. All exhibits are subject to our review. We note you intend to file Exhibits 4.2 (Senior Notes Indenture), 4.3 (Subordinated Notes Indenture) and 5.1 (Opinion of Kirkland & Ellis LLP) by amendment. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until these exhibits have been filed. See Sections 201.02 and 201.04 of our Compliance and Disclosure Interpretations for the Trust Indenture Act, available on our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm. We may have comments on these exhibits once they are filed.

2. Please confirm your understanding that an updated, unqualified opinion of counsel should be filed with respect to the legality of the securities being offered by the company for each sale of the securities registered in this filing. See Question 212.05

of our Compliance and Disclosure Interpretations for Securities Act Rules, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Registration Statement Cover Page

3. In a separate line item in your fee table, please list the amount of shares of your common stock being registered on behalf of your selling stockholders. Also disclose the amount of shares to be offered by the selling stockholders on the prospectus cover page and under the Selling Stockholders section on page 27.

Prospectus Cover Page

4. Please disclose the dollar amount of securities to be offered solely by the company. Currently you combine the amount to be offered by the company and the selling shareholders.

5. Please revise the last sentence in the second paragraph to clarify that the securities that may be offered separately or combined applies only to the offering by the company.

Description of Debt Securities, page 6

6. Please revise the second sentence in the second paragraph to clarify that if guarantees are issued, the debt securities "will" be fully and unconditionally guaranteed, etc. Alternatively, tell us how you intend to comply with the financial statements requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X.

Selling Stockholders, page 27

7. Please clarify in the first sentence of the second paragraph that all of the common stock "to be offered" by the selling stockholders "under this registration statement" is issued and outstanding as of the date of the filing of the registration statement.

Part II – Item 17. Undertakings

8. We note your disclosure on page 16 that the trustee under the indentures will be named when the debt securities are issued. Therefore, please provide the undertaking required by Item 512(j) of Regulation S-K.

Exhibit Index

9. Please add a reference to Exhibit 25 and Trust Indenture Act Section 305(b)(2). See Item 601(b)(25) of Regulation S-K. Note that companies relying on Section

305(b)(2) to designate the trustee on a delayed basis must file separately the Form T-1 under the electronic form type "305B2" and not in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. See Section 220.01 of our Compliance and Disclosure Interpretations for the Trust Indenture Act, available on our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Christian O. Nagler, Esq.
        Kirkland & Ellis LLP